                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (AMENDMENT NO.  )*

                          MOLECULAR DEVICES CORPORATION
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    60851C107
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                                 (CUSIP Number)

                  LARRY TANNENBAUM, SENIOR VICE PRESIDENT AND
                            CHIEF FINANCIAL OFFICER
                              LJL BIOSYSTEMS, INC.
                                405 TASMAN DRIVE
                               SUNNYVALE, CA 94089
                                 (408) 541-8787
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                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                  JUNE 7, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
____.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
      ONLY):
            LJL BioSystems, Inc.
            77-0360183
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a) [ ]
                                                                         (b) [ ]
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3.    SEC USE ONLY:

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4.    SOURCE OF FUNDS:
            (see Item 3 herein)
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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   [ ]
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6.    CITIZENSHIP OR PLACE OF ORGANIZATION:
            Delaware
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NUMBER OF SHARES
                                    7.         SOLE VOTING POWER
                                               -0- (see Item 5 herein)
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BENEFICIALLY OWNED BY               8.         SHARED VOTING POWER
                                               1,357,223 (1) (see Item 5 herein)
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EACH REPORTING                      9.         SOLE DISPOSITIVE POWER
                                               -0-
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PERSON WITH                         10.        SHARED DISPOSITIVE POWER
                                               -0-
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
            1,357,223 (1)
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:| |
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
            Approximately 11.4% (2)
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14.         TYPE OF REPORTING PERSON:
            CO
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(1) LJL BioSystems, Inc. has entered into a Parent Voting Agreement dated
June 7, 2000 with certain stockholders of Molecular Devices Corporation, which provides that signatory stockholders will vote their shares of Molecular Devices Corporation Common Stock in favor of (a) a proposal to approve the issuance of shares of Molecular Devices Corporation Common Stock pursuant to the Merger Agreement (as defined below) and (b) a proposal to elect Lev J. Leytes to the board of directors of Molecular Devices
Corporation. LJL BioSystems, Inc. does not have any rights as a stockholder of Molecular Devices Corporation pursuant to this Parent Voting Agreement. Accordingly, LJL BioSystems, Inc. expressly disclaims beneficial ownership of all shares subject to such Parent Voting Agreement.

(2) Based on 11,486,777 shares outstanding as of June 7, 2000.


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Item 1.     Security and Issuer.

         This statement on Schedule 13D (this "Schedule 13D") relates to the common stock (the "Molecular Devices Common Stock"), of Molecular Devices Corporation, a Delaware corporation ("Molecular Devices"). The address of the principal executive office of Molecular Devices is 1311 Orleans Drive, Sunnyvale, CA 94089.

Item 2.     Identity and Background.

         This Schedule 13D is filed by LJL BioSystems, Inc., a Delaware corporation ("LJL BioSystems" or the "Reporting Person"). LJL BioSystems designs, produces and sells primarily to pharmaceutical and biotechnology firms, infrastructure products and, to a lesser extent, services that accelerate and enhance the process of discovering new drugs. The address of the principal business and principal office of LJL BioSystems is 405 Tasman Drive, Sunnyvale, CA 94089.

         To the best of LJL BioSystems' knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of LJL BioSystems is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

         During the last five years, neither LJL BioSystems nor, to the best of LJL BioSystems' knowledge, any of the executive officers or directors of LJL BioSystems listed in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

         The information set forth or incorporated by reference in Item 4 is incorporated herein by reference.

Item 4.     Purpose of the Transaction.

         LJL BioSystems and Molecular Devices entered into an Agreement and Plan of Merger and Reorganization dated as of June 7, 2000 (the "Merger Agreement"). Pursuant to the Merger Agreement, (i) Mercury Acquisition Sub, Inc., a Delaware corporation ("Merger Sub") will merge (the "Merger") with and into LJL BioSystems, with LJL BioSystems as the surviving corporation, such that LJL BioSystems will be a wholly owned subsidiary of Molecular Devices. Pursuant to the terms of the Merger Agreement, each issued and outstanding share of common stock of LJL BioSystems ("LJL BioSystems Common Stock") will be exchanged for
0.30 shares of Molecular Devices Common Stock. The Merger is subject to the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the receipt of any other required regulatory approvals, the adoption by LJL BioSystems' stockholders of the Merger Agreement, the approval by Molecular Devices' stockholders of the issuance of Molecular Devices Common Stock pursuant to the Merger Agreement and other closing conditions. The Merger is intended to be a tax-free reorganization for U.S. federal income tax purposes and to be accounted for as a pooling-of-interests transaction.

         Consummation of the Merger would result in LJL BioSystems' Common Stock ceasing to be outstanding or authorized to be quoted on The Nasdaq Stock Market, Inc.'s National Market System ("Nasdaq") and the termination of registration pursuant to Section 12(g)(4) of the Act. Lev J. Leytes, President, Chief Executive Officer and Chairman of the Board of LJL BioSystems will become a member of the Board of Directors of Molecular Devices in connection with the consummation of the Merger.

         In order to facilitate the consummation of the transactions contemplated by the Merger Agreement and in consideration thereof, LJL BioSystems entered into a Parent Voting Agreement (the "Voting Agreement"), dated as of June 7, 2000, with certain stockholders of Molecular Devices named therein (collectively, the "Stockholders") whereby the Stockholders agreed to vote all of the shares of Molecular Devices Common Stock beneficially owned by them in favor of the approval of the issuance of shares of Molecular Devices Common Stock in connection with the Merger, and certain of such stockholders have granted to LJL BioSystems an irrevocable proxy to vote such stockholders' shares of Molecular Devices Common Stock in such manner. LJL BioSystems did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreement. In addition, certain stockholders of LJL BioSystems have entered into a Company Voting Agreement with Molecular Devices pursuant to which such stockholders agreed to vote their shares of LJL BioSystems Common Stock in favor of the adoption of the Merger Agreement, and certain of such stockholders have granted to Molecular Devices an irrevocable proxy to vote such stockholders' shares of LJL BioSystems Common Stock in such manner.

         References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement included as Exhibits 99.1 and 99.2, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

         Pursuant to the terms of the Voting Agreement, the Stockholders have agreed, among other things, (i) to vote all of the shares of Molecular Devices Common Stock beneficially owned by them in favor of the approval of the issuance of Molecular Devices Common Stock in connection with the Merger and (ii) not to sell, transfer, pledge, encumber, assign or otherwise dispose of such shares, unless the transferee party agrees to be bound by the Voting Agreement. In addition certain of the Stockholders granted an irrevocable proxy to LJL BioSystems to vote the shares of Molecular Devices Common Stock owned by them of record in favor of the approval of the issuance of Molecular Devices Common Stock in connection with the Merger. The Voting Agreement terminates upon the earlier to occur of the completion of the Merger or the termination of the Merger Agreement.

         LJL BioSystems does not have any right to dispose of (or direct the disposition of) any shares of Molecular Devices Common Stock pursuant to the Voting Agreement. Accordingly, LJL BioSystems expressly disclaims beneficial ownership of all such shares.

Item 5.     Interest in Securities of Molecular Devices.

         The information set forth or incorporated by reference in Items 2, 3 and 4 is incorporated herein by reference.

         The number of shares of Common Stock covered by the Voting Agreement is 1,357,223 (representing approximately 11.4% of the voting power of shares of Molecular Devices Common Stock outstanding as of June 7, 2000). In addition, Douglas N. Modlin, Ph.D., together with his spouse, own an aggregate of 870 shares of Molecular Devices Common Stock. These shares of Molecular Devices Common Stock were acquired by Dr. and Mrs. Modlin in 1995.

         By virtue of the Voting Agreement, LJL BioSystems may be deemed to share with the Stockholders the power to vote shares of Molecular Devices Common Stock subject to the Voting Agreement. However, LJL BioSystems is not entitled to any rights as a stockholder of Molecular Devices as to the shares of Molecular Devices Common Stock covered by the Voting Agreement and expressly disclaims any beneficial ownership of the shares of Molecular Devices Common Stock subject to the Voting Agreement.

         Other than as set forth in this Schedule 13D, to the best of LJL BioSystems' knowledge as of the date hereof (i) neither LJL BioSystems nor any subsidiary or affiliate of LJL BioSystems nor any of LJL BioSystems' executive officers or directors, beneficially owns any shares of Molecular Devices Common Stock, and (ii) there have been no transactions in the shares of Molecular Devices Common Stock effected during the past 60 days by LJL BioSystems, nor to the best of LJL BioSystems' knowledge, by any subsidiary or affiliate of LJL BioSystems or any of LJL BioSystems' executive officers or directors.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Molecular Devices.

         The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference.

         Copies of the Merger Agreement and the Voting Agreement are included as Exhibits 99.1 and 99.2, respectively, to this Schedule 13D. To the best of LJL BioSystems' knowledge, except as described in this Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of Molecular Devices.

Item 7.     Material to be Filed as Exhibits.

1. Agreement and Plan of Merger and Reorganization, dated as of June 7, 2000, among Molecular Devices Corporation, Mercury Acquisition Sub, Inc. and LJL BioSystems, Inc.

2. Parent Voting Agreement, dated as of June 7, 2000, among LJL BioSystems, Inc. and certain stockholders of Molecular Devices Corporation.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         LJL BIOSYSTEMS, INC.

                                         By:  /s/ LARRY TANNENBAUM
                                         Name:  Larry Tannenbaum
                                         Title:  Senior Vice President and
                                                 Chief Financial Officer

Dated:  June 19, 2000

                                   SCHEDULE I
                        DIRECTORS AND EXECUTIVE OFFICERS
                             OF LJL BIOSYSTEMS, INC.

            The following table sets forth the name, business address, present principal occupation or employment and citizenship of each director and executive officer of LJL BioSystems. Unless otherwise indicated, the business address of each such person is 405 Tasman Drive, Sunnyvale, California 94089.


NAME AND ADDRESS                            POSITION                                            CITIZENSHIP
----------------                            --------                                            -----------
Lev J. Leytes                               President, Chief Executive Officer and Chairman     United States
                                            of the Board of LJL BioSystems

Larry Tannenbaum                            Senior Vice President and Chief Financial Officer   United States
                                            of LJL BioSystems

Richard M. Eglen, Ph.D                      Senior Vice President of Assay Technologies of      United Kingdom
                                            LJL BioSystems

James S. Richey                             Senior Vice President of Sales and Marketing of     United States
                                            LJL BioSystems

Anthony H. Bautista                         Vice President of Manufacturing Operations of LJL   United States
                                            BioSystems

Robert T. Beggs                             Vice President of Finance and Administration of     United States
                                            LJL BioSystems

Douglas N. Modlin, Ph.D                     Vice President of Instrumentation Systems and       United States
                                            Research Development of LJL BioSystems

Galina Leytes                               Executive Vice President of LJL BioSystems and      United States
                                            Director

Michael F. Bigham                           President, Chief Executive Officer and Director     United States
750 Forest Avenue                           of Coulter Pharmaceuticals, Inc.
Palo Alto, CA 94301

George W. Dunbar, Jr.                       Acting President and Chief Executive Officer of     United States
Metra BioSystems, Inc.                      CytoTherapeutics, Inc. and StemCells, Inc.
265 North Whisman Road
Mountain View, CA 94043

John G. Freund, M.D.                        Managing Director of Skyline Venture Partners L.P.  United States
Skyline Venture Partners, L.P.
525 University, Suite 701
Palo Alto, CA 94301

Daniel S. Janney                            Managing General Partner of Alta Partners           United States
Alta Partners
One Embarcadero Center
Suite 4050
San Francisco, CA 94111


                                  EXHIBIT INDEX

Exhibit Description

99.1 Agreement and Plan of Merger and Reorganization, dated as of June 7, 2000, among Molecular Devices Corporation, Mercury Acquisition Sub, Inc. and LJL BioSystems, Inc.

99.2 Parent Voting Agreement, dated as of June 7, 2000, among LJL BioSystems, Inc. and certain stockholders of Molecular Devices Corporation.